                                                                  EXHIBIT (a)(5)

                                                         [VAN KAMPEN FUNDS LOGO]
NEWS RELEASE       1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace, Illinois
                                                  60181-5555 - www.vankampen.com
--------------------------------------------------------------------------------

NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

James J. Boyne                      or            Ian J. McPheron
800/225-2222                                      800/225-2222
Ext. 6327                                         Ext. 6845

                       VAN KAMPEN PRIME RATE INCOME TRUST
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (December 14, 2000) -- Van Kampen Prime Rate Income Trust, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today that it has commenced a tender offer for 88,613,255 of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The common shares are being tendered at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Time, on January 12, 2001, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Time, on January 12, 2001, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than five years.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Prime Rate Income Trust tender offer is being made only by the Offer to Purchase dated December 14, 2000 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-421-5666.

     Van Kampen Investments Inc. ("Van Kampen") is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios, and has more than $100 billion under management or supervision, as of September 30, 2000. Van Kampen has more than 50 open-end funds, 38 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide.

                                     # # #